Exhibit 10.17

August 19, 2009

PERSONAL AND CONFIDENTIAL

Wilson Cheung

Dear Wilson:

We are very pleased to offer you a full time position with Velti PLC (“Velti” or the “Company”) as a Chief Financial Officer (CFO), based in our San Francisco office reporting to the Chief Executive Officer. This offer letter summarizes the initial terms of your employment, which we expect to commence as of October 5, 2009.

1)         Position; Duties.  As CFO, you will undertake and assume the responsibilities, and have those powers and authorities, which are customarily associated with the position of CFO. As such, you will be assigned a board observer seat and will also be part of the 4-person executive committee making strategic management decisions for the Company. You agree that you will devote your full working time and best efforts to the performance of your duties on behalf of the Company and will comply with the written policies of the Company. Furthermore, you agree that during the first six (6) months of your at-will employment you will be expected to spend at least 3 weeks per month in either our London or Athens offices. Upon the completion of the initial 6 month period of your employment, the CEO will evaluate and determine whether your base will remain in the US or will be transferred to London. In the event that your transfer is deemed necessary by Velti, we will amend your package to include the following:

a)              Reimbursement of moving expenses not to exceed $20,000

b)             Annual total schooling allowance of $15,000

c)              Annual housing allowance of $50,000

d)             Business class tickets for you and your family to visit your home in San Francisco twice a year

e)              Tax equalization per Velti’s tax equalization policy

These additional benefits shall be subject to the terms, conditions and restrictions of Velti’s applicable corporate policies, as in effect from time to time. Prior to atransfer, we will furnish you with all applicable documentation effecting the amendment to your package, including the details of Velti’s applicable corporate policies and the associated payment/reimbursement terms.

2)         Base Salary.  Your initial base salary will be at the rate of US $25,000 per month (or annualized rate of $300,000), paid in accordance with the customary payroll practices of the Company as are established or modified from time to time.

3)         Equity.  In connection with your employment you will participate in Velti’s annual equity incentive program, as governed by the Velti Share Incentive Plan (the “Plan”). As outlined in the Plan, all awards require the final approval of the remuneration committee, and contain both performance-based and two year cliff vesting conditions. During your employment, the target value of your annual deferred shares award will be in the amount of $150,000 (payable in shares based on our then-current closing share price on the date of grant), subject to satisfaction of the applicable vesting conditions. Notwithstanding the foregoing, for 2009, your grant will be pro-rated for the remainder of 2009 and therefore you will be eligible to receive shares worth up to $37,500, subject to the regular performance metrics established for all Velti 2009 deferred shares award recipients and your continued employment with Velti until April, 30 2011.

4)           Sign on Bonus.  Within 30 days of your first day of employment with the Company, you will receive a deferred shares award for 20,000 shares as a sign on equity bonus, subject to the terms and conditions of the Plan, and subject to the vesting condition of your continued employment until April 30, 2011.

5)           Annual Bonus.  During your employment with the Company, you will be eligible for an annual incentive bonus, based on achievement of performance metrics to be determined by the Company no later than ninety (90) days after the start of each fiscal year in which it is to be earned; provided, however, for the purposes of the 2009 fiscal year, you and your manager shall establish the performance metrics for your annual incentive bonus within ninety (90) days of your first day of employment. Each annual incentive bonus shall have a target of up to $100,000 worth of Velti stock (to be calculated at the then-current closing share price as of the April 30th following the year in which the bonus is earned, and your entitlement thereof shall be subject to satisfaction of the applicable performance metrics for such bonus and your continued employment on the date(s) of payment (April 30th of each fiscal year). Notwithstanding the foregoing, for 2009, your bonus potential will be pro-rated to the amount of $30,000, payable in Velti stock on April 30, 2010. You hereby acknowledge and agree that you will not be permitted to sell or otherwise transfer the shares you will receive in April 2010 (if any) until April 2011.

6)           MBO Bonus.  In the event that Velti successfully consummates an initial public offering of its captial stock in excess of $15,000,000 USD on either the NYSE or NASDAQ markets during the term of your employment, then upon such offering and the listing of the Velti stock on either the NYSE or NASDAQ exchange, you will immediately receive fully vested Velti shares worth $250,000, with the exact number of shares to be calculated based on the then-current closing share price on the date of the initial public offering. You hereby acknowledge and agree that you will not be permitted to sell or otherwise transfer the shares you receive pursuant to this Section 6 for one year following the date of grant.

7)           Benefits.  You will be eligible to participate in benefits programs to the same extent as, and subject to the same terms, conditions, and limitations applicable to, other Company employees. Your participation in the Company’s benefit plans shall be subject to the terms and conditions of the applicable plan documents and generally applicable Company policies. The Company may alter, add to, modify, or terminate its employee benefits plans at any time it determines in its sole judgment. All expense reimbursements shall be subject to the Company’s expense reimbursement policies and practices as established or modified from time to time. You will be eligible for up to fifteen (15) days of vacation per each full calendar year of employment, to be taken and accrued in accordance with the Company’s vacation policies and practices.

8)           At-Will Employment.  Your employment with the Company will be on an “at-will” basis, which means that the Company may terminate your employment relationship at any time, for any or no reason, with or without Cause, and with or without prior notice, subject to the provisions set forth in Section 9 of this Agreement. You may voluntarily terminate your employment with the Company for any or no reason upon hundred and eighty (180) days advance written notice to the Company’s Board of Directors, and you acknowledge this 180-day notice period is a material term of this Agreement.

9)           Severance.  Notwithstanding the at-will relationship, if your employment is terminated by the Company without Cause (and other than as a result of your death or disability), and such termination is deemed to be a “separation from service” (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and any successor statute, regulation and guidance thereto (“Section 409A”)), you will be eligible to receive the following severance benefits for a period of 6 months (the “Severance Period”) following your termination: (a) severance payments at your monthly base salary rate in effect as of your date of termination, payable in equal installments during the Severance Period in accordance with the Company’s payroll practices at the time; and (b) subject to, and contingent upon, your timely election to continue group health plan benefits pursuant to the terms, conditions and requirements of COBRA (if and only to the extent applicable) and/or any applicable state law governing continuation coverage of group health plan benefits, and your continued eligibility for such benefits, payment by the Company of the monthly insurance premiums necessary to continue such group health coverage for you and/or your dependants (if and as applicable) during the Severance Period. Your eligibility to receive the foregoing severance benefits is conditioned upon (x) your entering into and not revoking a general release of all claims, in a form acceptable to the Company in its sole discretion, within the time period required by the Company, but in no event later than 45 days following your termination date, and (y) your compliance with the obligations under your Restrictive Covenant Agreement (as defined in Section 10 below). In the event you breach the obligations under your Restrictive Covenant Agreement, you will have no right to receive, and the Company shall not pay you, any severance benefits following the date of such breach. Such cessation of payments shall be in addition to, and not in lieu of, any and all other remedies, whether at law or in equity, available to the Company for such breach.

For purposes of this Agreement, “Cause” means: (i) your conviction of, guilty or no contest plea to, or public confession of guilt to, a felony; (ii) an act or omission by you which constitutes fraud, gross negligence or willful misconduct, or dishonesty which is materially injurious to the Company’s business, prospects or reputation; (iii) a failure by you to substantially perform your duties or failure to comply with any lawful directive of the Board consistent with your position and duties; (iv) your material breach of this Agreement or your Restrictive Covenant Agreement; or (v) the taking by you of any action on behalf of the Company or any of its affiliates without appropriate authority to take such action, which either singularly or combined with any other action(s) is materially harmful to the Company or any of its affiliates.

Notwithstanding any other provision with respect to the timing of payments under this Section 9, if, at the time of your termination, you are deemed to be a “specified employee” (within the meaning of Section 409A) of the Company, then only to the extent necessary to comply with the requirements of Section 409A, any payments to which you may become entitled under this Section 9 which are subject to Section 409A (and not otherwise exempt from its application) will be withheld until the first business day of the seventh month following the termination of your employment hereunder, at which time you shall be paid an aggregate amount equal to withheld payments otherwise due to you under the terms of this Section 9 during the initial 6-month period following your termination.

10)         Employment Conditions.  Your employment with the Company is conditioned upon: (a) on or before your start date, your execution of the Company’s Employee Nondisclosure and Invention Assignment Agreement, in a form acceptable to the Company in its sole discretion, which provides for standard confidentiality, non-solicitation and assignment of inventions obligations in favor of the Company (your “Restrictive Covenant Agreement”); and (b) for purposes of federal immigration law, on or before your start date, your provision to the Company of documentary evidence of your identity and eligibility for employment in the United States. Your failure to timely execute such Restrictive Covenant Agreement under (a) above and/or provide adequate documentation under (b) above will result in your immediate termination for Cause.

11)       No Further Obligations.  Except as set forth in this Agreement, the Company shall have no other obligations to you upon the cessation of your employment other than for any accrued but unused vacation through the termination date, and reimbursement for any outstanding business expenses incurred by you and approved by the Company in accordance with its expense reimbursement policies and practices as established or modified from time to time, which payments shall be made to you on or before 60 days following your termination.

12)       Taxes.  All payments and benefits described herein will be subject to applicable federal, state, and local tax withholdings. You hereby acknowledge and agree that the Company makes no representations or warranties regarding the tax treatment or tax consequences of any compensation, benefits or other payments under this Agreement or any other agreement or arrangement with the Company, including, without limitation, by operation of Section 409A.

13)       No Conflicting Obligations.  You represent and warrant that your employment with the Company does not and will not breach any agreement entered into by you prior to employment with the Company (i.e. you have not entered into any agreements with previous employers or third parties that are in conflict with your obligations to the Company).

14)       Miscellaneous.  This Agreement and your Restrictive Covenant Agreement set forth the complete and sole understanding regarding the terms of your employment with the Company and supersede and render null and void any and all other agreements, negotiations, discussions, proposals or understandings, whether written or oral, previously entered into, discussed, or considered by the parties.

Sincerely yours,

/s/ Maria Maragoudaki

Maria Maragoudaki

Director of Human Resources

Your signature below will evidence your agreement with the terms and conditions set forth herein. This offer is open for you to accept until August 31, 2009 at which time it will be deemed to be withdrawn.

/s/ Wilson Cheung	8/20/09
Wilson Cheung	Date